UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K/A
(Amendment No. 1)

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 31, 2015



DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	26-2018846
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Note.

As previously reported in a Current Report on Form 8-K filed on July 8, 2015 (the "Initial Filing"), on July 6, 2015, pursuant to the Agreement and Plan of Merger, dated as of July 27, 2014 (the "Original Agreement"), as amended by Amendment No. 1 dated as of September 4, 2014 ("Amendment No. 1") (the Original Agreement and Amendment No. 1, together, the "Merger Agreement") by and among Dollar Tree, Inc. (the "Company"), Family Dollar Stores, Inc. ("Family Dollar") and Dime Merger Sub, Inc., a wholly owned subsidiary of the Company ("Merger Sub"), Merger Sub merged with and into Family Dollar, with Family Dollar becoming a direct, wholly owned subsidiary of the Company. Under Item 9.01 of the Initial Filing, the Company stated that the pro forma financial information would be filed by amendment no later than 71 days following the date that the Initial Filing was required to be filed. This Amendment No. 1 on Form 8-K further amends the Initial Filing to include the pro forma financial information required by Item 9.01 of Form 8-K.

Item 9.01. Financial Statements and Exhibits.

(b)   Pro Forma Financial Information.

The following unaudited pro forma condensed combined financial information is filed as Exhibit 99.1 to this Current Report on Form 8-K/A and incorporated by reference herein:

- Unaudited pro forma condensed combined balance sheet as of May 2, 2015,
- Unaudited pro forma condensed combined income statements for the year ended January 31, 2015 and the three months ended May 2, 2015
- Notes to the unaudited pro forma condensed combined financial information

(d)   Exhibits

99.1   Unaudited pro forma condensed combined financial information as of and for the three months ended May 2, 2015, and for the year ended January 31, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE, INC.

Date: August 31, 2015

By: /s/ Kevin S. Wampler

Kevin S. Wampler
Chief Financial Officer

Exhibit 99.1 - Unaudited pro forma condensed combined financial information as of and for the three months ended May 2, 2015 and for the year ended January 31, 2015.

Exhibit 99.1

Unaudited pro forma condensed combined financial information

On July 6, 2015, Dollar Tree, Inc. ("Dollar Tree") completed its acquisition of Family Dollar Stores, Inc. ("Family Dollar") (the "Acquisition"). In addition, Dollar Tree entered into (i) $3.25 billion aggregate principal amount senior notes and (ii) $6.2 billion in senior secured credit facilities consisting of a $1.25 billion revolving credit facility and $4.95 billion of term loan facilities.

The following unaudited pro forma condensed combined financial information is derived from the historical financial statements of Dollar Tree and Family Dollar. The unaudited pro forma condensed combined financial information is prepared using the purchase method of accounting, as defined by Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 805, *Business Combinations*, with Dollar Tree treated as the acquirer.

Dollar Tree, a registrant with a year that ends on the Saturday closest to January 31, acquired Family Dollar with a year that ends on the Saturday closest to August 31. The pro forma income statement for the year-ended January 31, 2015 includes (1) Dollar Tree's year ended January 31, 2015 and (2) Family Dollar's 12-month period ended November 29, 2014. The pro forma income statement for the three months ended May 2, 2015 includes (1) Dollar Tree's three months ended May 2, 2015 and (2) Family Dollar's three months ended February 28, 2015. Unaudited pro forma adjustments, and the assumptions on which they are based, are described in the accompanying Notes to the unaudited pro forma condensed combined financial information.

The Unaudited Pro Forma Condensed Combined Balance Sheet as of May 2, 2015 is presented as if the Acquisition and the borrowings used to finance the Acquisition occurred on February 1, 2015. The Unaudited Pro Forma Condensed Combined Income Statements for the year ended January 31, 2015 and the three months ended May 2, 2015 are presented as if the Acquisition and the related borrowings used to finance the Acquisition occurred on February 1, 2014. The pro forma adjustments reflect the exchange ratio of 0.2484 shares of Dollar Tree common stock for every share of Family Dollar common stock.

The unaudited pro forma condensed combined financial information has been compiled in a manner consistent with the accounting policies adopted by Dollar Tree. These accounting policies are similar in most material respects to those of Family Dollar. Dollar Tree is currently performing a more detailed review of Family Dollar's accounting policies. As a result of that review, differences could be identified between the accounting policies of the two companies that, when conformed, could have a material impact on the combined financial statements.

As disclosed in Dollar Tree's historical audited financial statements, Dollar Tree's gross profit may not be comparable to other retailers, as some companies exclude costs related to their store occupancy and distribution network from cost of sales while others, like Dollar Tree, include all or a portion of such costs in cost of sales. As such, for income statement purposes, certain buying, distribution and occupancy costs for Family Dollar were reclassified from Family Dollar's selling, general and administrative expenses to cost of sales to conform to Dollar Tree's calculation of gross profit. In addition, amounts included in other income on Family Dollar's income statement have been reclassified to selling, general and administrative expenses to conform to Dollar Tree's presentation of these items.

The unaudited pro forma condensed combined financial information is presented for informational purposes only and is not intended to represent the consolidated financial position or consolidated results of operations of Dollar Tree that would have been reported had the Acquisition been completed as of the dates described above, and should not be taken as indicative of any future consolidated financial position or consolidated results of operations. The preliminary Unaudited Pro Forma Condensed Combined Income Statements do not reflect any sales or cost savings from synergies that may be achieved with respect to the combined companies, or the impact of non-recurring items, including restructuring liabilities, directly related to the Acquisition.

The unaudited pro forma condensed combined financial information should be read in conjunction with the historical consolidated financial statements and accompanying notes of Dollar Tree and Family Dollar.

Dollar Tree, Inc.
Unaudited Pro Forma Condensed Combined Balance Sheet
As of May 2, 2015

(in millions)	Historical Dollar Tree	Historical Family Dollar (1)	Presentation Reclassifications (2)	Pro Forma Adjustments (3)	Note References (4)	Pro Forma Combined
ASSETS						
Current assets:						
Cash and cash equivalents	$ 870.4	$ 167.5	$ —	$ 1.5	A	$ 1,039.4
Restricted cash	7,244.1	—	—	(7,244.1)	D	—
Short-term investments	—	4.0	—	—		4.0
Merchandise inventories, net	1,093.5	1,718.8	—	116.3	O	2,928.6
Current deferred tax assets, net	19.8	41.0	—	(7.2)	G	53.6
Income tax refund receivable	—	66.0	(30.1)	—		35.9
Other current assets	107.8	247.2	18.2	—	B, C	373.2
Total current assets	9,335.6	2,244.5	(11.9)	(7,133.5)		4,434.7
Property, plant and equipment, net	1,226.0	1,687.8	—	245.6	N	3,159.4
Goodwill	166.1	—	—	4,526.1	D	4,692.2
Intangible assets, net	—	—	—	3,734.8	D	3,734.8
Deferred tax assets, net	38.6	—	(38.5)	(0.1)	E	—
Other assets, net	102.9	72.7	(18.2)	(4.2)	B, C	153.2
TOTAL ASSETS	$ 10,869.2	$ 4,005.0	$ (68.6)	$ 1,368.7		$ 16,174.3
LIABILITIES AND SHAREHOLDERS' EQUITY						
Current liabilities:						
Short-term borrowings	$ —	$ 108.0	$ —	$ (108.0)	F	$ —
Current portion of long-term debt	—	185.2	—	(102.2)	F	83.0
Accounts payable	515.6	752.1	(16.6)	—		1,251.1
Other current liabilities	474.3	313.4	34.8	(140.4)	C, G	682.1
Income taxes payable	25.3	4.8	(30.1)	—		—
Total current liabilities	1,015.2	1,363.5	(11.9)	(350.6)		2,016.2
Long-term debt, excluding current portion	7,819.7	299.1	—	135.9	B, F	8,254.7
Deferred gain	—	307.6	—	(307.6)	G	—
Income taxes payable, long-term	6.1	—	—	—		$6.1
Deferred tax liabilities, net	—	45.7	(38.5)	1,511.5	D, E, G, H	1,518.7
Unfavorable lease rights	—	—	—	164.5	D	164.5
Other liabilities	157.4	218.4	(18.2)	(73.7)	C, H	283.9
Total liabilities	8,998.4	2,234.3	(68.6)	1,080.0		12,244.1
Shareholders' equity	1,870.8	1,770.7	—	288.7	I	3,930.2
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 10,869.2	$ 4,005.0	$ (68.6)	$ 1,368.7		$ 16,174.3

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial information.

(1) Historical Family Dollar balance sheet as of February 28, 2015.

(2) See Note 1 to the Unaudited Pro Forma Condensed Combined Financial Statements for a description of the presentation reclassifications included in this column.

(3) See Notes 2 and 3 to the Unaudited Pro Forma Condensed Combined Financial Statements.

(4) See Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements.

Dollar Tree, Inc.
Unaudited Pro Forma Condensed Combined Income Statement
For the year ended January 31, 2015

(in millions, except per share data)	Historical Dollar Tree	Historical Family Dollar (1)	Presentation Reclassifications (2)	Pro Forma Adjustments (3)	Note References (4)	Combined Company Pro Forma
Net sales	$ 8,602.2	$ 10,546.0	$ —	$ —		$ 19,148.2
Cost of sales	5,568.2	7,006.7	882.3	70.5	J, O	13,527.7
Cost of sales - restructuring	—	11.9	—	—		11.9
Gross profit	3,034.0	3,527.4	(882.3)	(70.5)		5,608.6
Selling, general and administrative expenses	1,965.3	3,068.5	(914.5)	121.4	N	4,240.7
Selling, general and administrative expenses - restructuring	—	78.2	—	—		78.2
Selling, general and administrative expenses - merger fees	28.5	8.8	—	—		37.3
Operating income	1,040.2	371.9	32.2	(191.9)		1,252.4
Interest expense, net	80.1	30.6	—	286.4	F, K	397.1
Other (income) expense, net	5.9	(31.7)	32.2	—		6.4
Income before income taxes	954.2	373.0	—	(478.3)		848.9
Income tax expense	355.0	125.1	—	(182.9)	L	297.2
Net income	$ 599.2	$ 247.9	$ —	$ (295.4)		$ 551.7
Earnings per share						
Basic	$ 2.91	$ 2.18				$ 2.35
Diluted	$ 2.90	$ 2.17				$ 2.34
Average number of shares outstanding						
Basic		206.0	113.9			234.4
Diluted		207.0	114.3			235.5
Cash dividends declared per common share	$ —	$ 0.93			M	$ —

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial information.

(1) Family Dollar's financial information was derived by adding the six months ended February 28, 2015 to its year ended August 30, 2014, and removing the six months ended March 1, 2014.

(2) See Note 1 to the Unaudited Pro Forma Condensed Combined Financial Statements for a description of the presentation reclassifications included in this column.

(3) See Notes 2 and 3 to the Unaudited Pro Forma Condensed Combined Financial Statements.

(4) See Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements.

Dollar Tree, Inc.
Unaudited Pro Forma Condensed Combined Income Statement
For the three months ended May 2, 2015

(in millions, except per share data)	Historical Dollar Tree	Historical Family Dollar (1)	Presentation Reclassifications (2)	Pro Forma Adjustments (3)	Note References (4)	Combined Company Pro Forma
Net sales	$ 2,176.7	$ 2,798.3	$ —	$ —		$ 4,975.0
Cost of sales	1,427.8	1,867.2	227.4	35.5	J, O	3,557.9
Cost of sales - restructuring	—	—	—	—		—
Gross profit	748.9	931.1	(227.4)	(35.5)		1,417.1
Selling, general and administrative expenses	505.7	805.3	(235.4)	34.8	N	1,110.4
Selling, general and administrative expenses - restructuring	10.4	8.3	—	—		18.7
Operating income	232.8	117.5	8.0	(70.3)		288.0
Interest expense, net	122.2	7.3	—	(30.2)	F, K	99.3
Other (income) expense, net	(2.6)	(8.0)	8.0	—		(2.6)
Income before income taxes	113.2	118.2	—	(40.1)		191.3
Income tax expense	43.7	41.5	—	(15.3)	L	69.9
Net income	$ 69.5	$ 76.7	$ —	$ (24.8)		$ 121.4
Earnings per share						
Basic	$ 0.34	$ 0.67				$ 0.52
Diluted	$ 0.34	$ 0.67				$ 0.52
Average number of shares outstanding						
Basic	206.2	114.5				234.7
Diluted	207.1	114.7				235.7
Cash dividends declared per common share	$ —	$ 0.88			M	$ —

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial information.

(1) Family Dollar's financial information represents the three months ended February 28, 2015.

(2) See Note 1 to the Unaudited Pro Forma Condensed Combined Financial Statements for a description of the presentation reclassifications included in this column.

(3) See Notes 2 and 3 to the Unaudited Pro Forma Condensed Combined Financial Statements.

(4) See Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements.

Notes to the unaudited pro forma condensed combined financial information

1. Basis of pro forma presentation

The accompanying unaudited pro forma condensed combined financial information is derived from the historical financial statements of Dollar Tree and Family Dollar. The unaudited pro forma condensed combined financial information is prepared using the purchase method of accounting, as defined by Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 805, *Business Combinations*, with Dollar Tree treated as the acquirer.

Dollar Tree, a registrant with a year that ends on the Saturday closest to January 31, acquired Family Dollar with a year that ends on the Saturday closest to August 31. The pro forma income statement for the year-ended January 31, 2015 includes (1) Dollar Tree's year ended January 31, 2015 and (2) Family Dollar's 12-month period ended November 29, 2014. The pro forma income statement for the three months ended May 2, 2015 includes (1) Dollar Tree's three months ended May 2, 2015 and (2) Family Dollar's three months ended February 28, 2015. Unaudited pro forma adjustments, and the assumptions on which they are based, are described in the accompanying Notes to the Unaudited Pro Forma Condensed Combined financial information.

The Unaudited Pro Forma Condensed Combined Balance Sheet as of May 2, 2015 is presented as if the Acquisition and the borrowings used to finance the Acquisition occurred on February 1, 2015. The Unaudited Pro Forma Condensed Combined Income Statements for the year ended January 31, 2015 and the three months ended May 2, 2015 are presented as if the Acquisition and the related borrowings used to finance the Acquisition occurred on February 1, 2014. The pro forma adjustments reflect an exchange ratio of 0.2484 shares of Dollar Tree common stock for every share of Family Dollar common stock.

The allocation of the purchase price used in the unaudited pro forma condensed combined financial information is based on preliminary estimates. The estimates and assumptions are subject to change. Accordingly, the final purchase accounting adjustments may be materially different from the preliminary unaudited adjustments presented herein.

The unaudited pro forma condensed combined financial information has been compiled in a manner consistent with the accounting policies adopted by Dollar Tree. These accounting policies are similar in most material respects to those of Family Dollar. Dollar Tree is currently performing a more detailed review of Family Dollar's accounting policies. As a result of that review, differences could be identified between the accounting policies of the two companies that, when conformed, could have a material impact on the combined financial statements.

Certain reclassifications have been made in the presentation reclassifications column of the proforma condensed combined balance sheet and income statements, relative to Family Dollar's historical financial statements. These presentation reclassifications show the impact of conforming the accounting policies in order to present them on a basis consistent with those of Dollar Tree.

Presentation reclassifications include adjustments for reclassifying Family Dollar's accrued expenses from accounts payable to other current liabilities. Additionally, as disclosed in Dollar Tree's historical audited financial statements, Dollar Tree's gross profit may not be comparable to other retailers, as some companies exclude costs related to their store occupancy and distribution network from cost of sales while others, like Dollar Tree, include all or a portion of such costs in cost of sales. As such, for income statement purposes, certain buying, distribution and occupancy costs for Family Dollar were reclassified from Family Dollar's selling, general and administrative expenses to cost of sales to conform to Dollar

Tree's calculation of gross profit. In addition, amounts included in other income on Family Dollar's income statement have been reclassified to selling, general and administrative expenses to conform to Dollar Tree's presentation of these items. Income taxes payable have been reclassified to income tax refund receivable as the pro forma balance is a net receivable.

The unaudited pro forma condensed combined financial information is presented for informational purposes only and is not intended to represent the consolidated financial position or consolidated results of operations of Dollar Tree that would have been reported had the Acquisition been completed as of the dates described above, and should not be taken as indicative of any future consolidated financial position or consolidated results of operations. The Unaudited Pro Forma Condensed Combined Income Statements do not reflect any sales or cost savings from synergies that may be achieved with respect to the combined companies, or the impact of non-recurring items, including restructuring liabilities, directly related to the Acquisition.

The unaudited pro forma condensed combined financial information should be read in conjunction with the historical consolidated financial statements and accompanying notes of Dollar Tree and Family Dollar.

2.   Purchase price

The Acquisition closed on July 6, 2015.

The stock price used to determine the purchase price is the closing price of a share of Dollar Tree common stock on July 2, 2015, which was $79.81. The purchase price also includes the fair value of Dollar Tree stock options that were issued in exchange for Family Dollar's existing stock options and other costs of the transaction.

The calculation of the purchase price is as follows:

Calculation of shares of Dollar Tree common stock issued:

Number of shares of Family Dollar common stock outstanding as of May 2, 2015 (i)		114.7 million
Agreed consideration per share (ii)	$	74.50
Total consideration payable to Family Dollar shareholders		$9,105.4 million
Consideration payable in cash to Family Dollar shareholders		$6,833.0 million
Consideration payable in common stock to Family Dollar shareholders		$2,272.4 million
Exchange ratio based on the closing share price for Dollar Tree common stock as of July 2, 2015 (ii)		0.2484
Number of shares of Dollar Tree common stock to be issued		28.5 million

(i) Includes 123,543 restricted shares of Family Dollar common stock that vested at the time of the Merger and were entitled to receive the merger consideration of $74.50 per share.

(ii) As of July 2, 2015 Dollar Tree's stock price of $79.81 exceeds the minimum share ratio price of $59.98 fixing the exchange ratio at 0.2484. As a result the effective consideration paid per share is $79.42.

Calculation of purchase price:

	(in millions)
Fair value of 28.5 million shares of Dollar Tree common stock (iii)	$ 2,272.4
Cash to be issued to Family Dollar shareholders - 114.7 million shares at $59.60 per share	6,833.0
Total purchase price	$ 9,105.4

(iii) The fair value per share is based on the closing price of a share of Dollar Tree common stock as of July 2, 2015 which was $79.81.

Stock options

Under the terms of the Merger Agreement, the stock options outstanding under Family Dollar's equity incentive plans, if unvested, were reissued under Dollar Tree's Post-Effective Amendment No. 1 on Form S-8 to Form S-4 filed with the Securities and Exchange Commission on July 7, 2015, and, if not exercised, were exchanged for Dollar Tree stock options at the exchange ratio of 1.0000, which was calculated based on the closing share price for Dollar Tree common stock as of July 2, 2015.

Dollar Tree believes the fair value of Dollar Tree stock options, adjusted for the exchange ratio, approximated the fair value of Family Dollar stock options. Accordingly, no additional expense was recorded as Dollar Tree believes it was equivalent to the amount Family Dollar had expensed in their historical financial statements.

Preliminary purchase price allocation

The combined company allocated the purchase price paid by Dollar Tree to the fair value of the Family Dollar assets acquired and liabilities assumed. The pro forma purchase price allocation below has been developed based on preliminary estimates of fair value using the historical financial statements of Family Dollar as of February 28, 2015. In addition, the allocation of the purchase price to acquired intangible assets is based on preliminary fair value estimates and is subject to final management analysis, with the assistance of third party valuation advisors. The final purchase price allocation could be impacted by a variety of factors that may become known to us only upon access to additional information and/or by changes in such factors that may occur. The preliminary purchase price allocation follows:

	(in millions)
Book value of net assets acquired (i)	$ 1,770.7
Fair value adjustments:	
Inventory step-up and fair value adjustment (ii)	$ 116.3
Property, plant and equipment fair value adjustment (ii)	245.6
Identifiable intangible assets (iii)	3,734.8
Deferred taxes, other current liabilities and other liabilities (iv)	(1,283.1)
Adjustments to Family Dollar debt (v)	(5.0)
Goodwill (vi)	4,526.1
Total fair value adjustments	7,334.7
Total purchase price	$ 9,105.4

(i) The unaudited pro forma condensed combined financial information has been prepared using Family Dollar's available financial information. Except as described below, the carrying value of Family Dollar's net assets are considered to be a proxy for the fair value of those assets and liabilities. Adjustment may be required when additional information is obtained and a more detailed review is performed of the net assets acquired. The actual amounts recorded may differ materially from the book value of Family Dollar's net assets of $1,770.7 million at February 28, 2015.

(ii) Based on a preliminary valuation, the inventory step-up and fair value adjustment is $116.3 million and the fair value of the property, plant and equipment exceeds the book value by $245.6 million.

(iii) Based on a preliminary valuation, the identifiable intangible assets consist of an indefinite-lived trade name of approximately $3,100.0 million, favorable lease rights of $629.3 million and a customer list of $5.5 million.

(iv) Deferred taxes were increased by a net of $1,518.7 million associated with the $3,570.3 million valuation of identifiable intangible assets, net. These increases were partially offset by $400.1 million to reflect the elimination of Family Dollar's deferred rent balances and deferred gain as they are not assigned value during the purchase price allocation. Included in the $3,570.3 million of intangible assets, net is $164.5 million for unfavorable lease rights based on a preliminary valuation.

(v) Represents the write-off of deferred debt issuance costs on Family Dollar debt retired in connection with the Acquisition and the write-off of the discount and the rate lock on the Family Dollar debt.

(vi) Goodwill was increased by $4,526.1 million to reflect the excess of consideration paid to consummate the Acquisition over the fair value of the assets acquired.

3. Unaudited pro forma adjustments

A. *Cash*
The net adjustment to cash represents the difference between sources of funds and uses of funds related to the Acquisition.

B. *Debt issuance costs*
The adjustments to other current assets, other assets, net and long-term debt, excluding current portion include the recording of estimated deferred debt issuance costs and the elimination of existing deferred debt issuance costs of $4.0 million for Dollar Tree in long-term debt, excluding current portion and $4.2 million for Family Dollar in other assets, net. Debt issuance costs will be amortized over the lives of the related debt; therefore, $164.8 million is classified as an offset to long-term debt, excluding current portion.

C. *Deferred compensation*
The adjustments to other current assets, other assets, net, other current liabilities and other liabilities include $18.2 million related to deferred compensation balances being reclassified from long-term to current as they are currently payable following the Acquisition.

D. *Goodwill and other intangible assets*
The adjustment to goodwill is $4,526.1 million and the adjustment to intangible assets, net is $3,734.8 million consisting of $3,100.0 million for the trade name, $629.3 million for favorable lease rights and $5.5 million for a customer list. An adjustment of $1,365.6 million to deferred tax liabilities is associated with the intangible asset adjustment. See Note 2 for the preliminary purchase price allocation. The $7,244.1 million adjustment to restricted cash reflects the distribution of the proceeds from long-term debt held in escrow to complete the Acquisition. The pro forma purchase price allocation is preliminary as the purchase price allocation has not yet been completed. The pro forma presentation assumes that the historical values of Family Dollar's net assets approximate fair value. Additionally, the allocation of the purchase price to the acquired intangible assets is preliminary and subject to the final outcome of management's analysis to be conducted with the assistance of valuation advisors. The residual amount of the purchase price has been allocated to goodwill. The actual amounts recorded when the purchase price allocation is completed may differ materially from the pro forma amounts presented herein.

E. *Deferred taxes*
The adjustments to the deferred tax asset consist of $0.1 million for an interest rate lock on Family Dollar debt and a reclassification of $38.5 million of the historical Dollar Tree deferred tax asset to deferred tax liabilities, net as the combined entity has a net liability for long-term deferred taxes.

F. *Debt*
The adjustments to debt record Dollar Tree's borrowings and the related interest, to finance the $6,833.0 million in cash due to Family Dollar shareholders, and other costs associated with the Acquisition partly offset by an adjustment to record the repayment of $185.2 million of Family Dollar long-term debt, $750.0 million of Dollar Tree long-term debt and the elimination of related interest and deferred debt issuance cost amortization. As $83.0 million of the debt

that is outstanding following the Acquisition is payable within 12 months, that amount is included in the current portion of long-term debt.

Dollar Tree entered into debt to finance the Acquisition as follows:

	Borrowings (i)	Estimated Interest Rate (ii)	Annual Interest (iii)	Three Months Interest (iii)
		(in millions, except for interest rate)		
Acquisition Notes, due 2020	$ 750.0	5.25% $	42.0 $	10.5
Acquisition Notes, due 2023	2,500.0	5.75%	149.3	37.3
Term Loan A	1,000.0	2.55%	26.3	6.6
Term Loan B-1	3,300.0	3.50%	125.7	31.4
Term Loan B-2	650.0	4.25%	29.6	7.4
Total debt	$ 8,200.0	4.55% $	372.9 $	93.2

(i) Reflects the allocation of debt as incurred.

(ii) The estimated interest rate is based on three month LIBOR rates as of July 21, 2015 and the amount of bank and bond debt raised to finance the transaction. The actual interest rates will vary and may fluctuate over the period.

(iii) Includes the amortization of the related debt issuance costs for all debt issuances.

In addition to the debt, Dollar Tree also entered into a $1,250.0 million revolving credit facility with an annual commitment fee of $4.7 million and annual amortization of debt issuance costs of $4.5 million. Annual interest expense also includes $15.0 million related to Family Dollar debt retained in the Acquisition.

G. *Other current liabilities and deferred gain*
The adjustments to other current liabilities of $18.8 million and deferred gain of $307.6 million eliminate Family Dollar's deferred gain on its sale-leaseback transactions. Reductions in the current deferred tax asset of $7.2 million and long-term deferred tax liability of $117.7 million are also recorded as a result of this adjustment. An adjustment to other current liabilities of $121.6 million reclassifies the deferred debt issuance costs accrued at May 2, 2015 related to the debt to finance the Acquisition to long-term debt, excluding current portion.

H. *Other liabilities*
The adjustment to other liabilities eliminates Family Dollar's deferred rent liabilities of $73.7 million and records a deferred tax liability of $28.2 million as a result of the adjustment.

I. *Equity*
The adjustment to equity includes the elimination of the historical shareholders' equity of Family Dollar of $1,770.7 million, the elimination of Dollar Tree's deferred debt issuance costs of $4.0 million on the debt which was repaid in connection with the Acquisition and the recording of Acquisition transaction fees of $209.0 million. The adjustment also records the issuance of $2,272.4 million in Dollar Tree common stock to the Family Dollar shareholders in connection with the Acquisition.

J. *Cost of sales*
As a result of the elimination of Family Dollar's deferred rent liabilities and sale leaseback deferred gains, the amortization of these liabilities as a reduction of rent expense has been eliminated resulting in an increase in Family Dollar's occupancy costs, which is shown as an adjustment to cost of goods sold to conform to the Dollar Tree presentation.

K. *Interest expense*
Interest expense has been adjusted to reflect the net effect of the issuance of new debt and retirement of Family Dollar and Dollar Tree debt. See note F for details of the debt transactions.

L. *Income taxes*

The pro forma condensed combined tax provision has been adjusted for the tax effect of adjustments to income before income taxes at the statutory rates in effect for the three and twelve month periods, respectively. The effective tax rate of the combined company could be significantly different depending on post-Acquisition activities.

M. *Dividends*
The combined company does not plan to pay a dividend to shareholders.

N. *Property, plant and equipment*
Property, plant and equipment has been adjusted to reflect the fair market value of the assets purchased. The adjustments to selling, general and administrative expenses of $121.4 million for the year ended January 31, 2015 and $23.4 million for the three months ended May 2, 2015 reflect additional depreciation expense of $43.9 million and $15.4 million, respectively, related to the fair market value adjustment for property, plant and equipment and additional amortization expense of $77.5 million and $19.4 million, respectively, related to the favorable and unfavorable lease rights.

O. *Merchandise inventories, net*
Family Dollar's inventory was increased to reflect an adjustment to fair value and to conform to Dollar Tree's inventory accounting policies. The adjustment to fair value is recognized as the acquired inventory is sold, which will occur within the first twelve months following the closing of the transaction. Cost of goods sold was increased to reflect the amortization of the fair value adjustment of Family Dollar's inventory by $31.4 million and $55.0 million for the three months ended May 2, 2015 and the year ended January 31, 2015, respectively.